UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34749 / November 8, 2022

| | |
|---|---|
| In the Matter of | : |
| | : |
| Lincoln Variable Insurance Products Trust | : |
| Lincoln Investment Advisors Corporation | : |
| | : |
| 1301 South Harrison Street | : |
| Fort Wayne, Indiana 46802 | : |
| | : |
| (812-15379) | : |
| | : |

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM SECTION 15(C) OF THE ACT

Lincoln Variable Insurance Products Trust (the "Trust"), and Lincoln Investment Advisors
Corporation (the "Adviser") filed an application on August 8, 2022, and an amendment to the
application on September 30, 2022, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from section 15(c) of the Act. The order permits
a Trust's board of trustees (the "Board") and the Adviser to enter into and materially amend
subadvisory agreements with sub-advisers that have been approved by the vote of a majority of
the members of the Trust's board of trustees at a non-in-person meeting.

On October 13, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34727) (the "Notice"). The Notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemptions is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requestsed by Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation (File No. 812-15379) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.